

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 20, 2018

Keary L. Colwell
Senior Executive Vice President, Chief Financial Officer and Corporate Secretary
BayCom Corp
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596

> **Re:** **BayCom Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted February 26, 2018**
> **CIK No. 0001730984**

Dear Mr. Colwell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Our Strategies, page 8

2. Please balance the description of your business, strategies and strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could

harm your business. For example, and without limitation, please balance your discussion with a discussion of the risks outlined in your risk factor on page 20 related to financial, execution, compliance and operational risks of your acquisition strategy, the risk factor on page 22 relating to the dependence of your financial performance on your growth strategy, the risk factors on page 23 on the risks of 87.0% of your loan portfolio being comprised of real estate loans and the risk of commercial loans having a higher degree of risk, and the risk factor on page 28 regarding the unseasoned nature of your loans.

The Offering, page 15

3. Revise the Use of Proceeds here or in another section of the Summary and on page 51 to briefly disclose the IPO restricted stock grants and the expected aggregate grant date value.

Risk Factors

Greater seasoning of our loan portfolio could increase risk of credit defaults in the future, page 28

4. To better assess this risk, please expand to disclose the average age of loans in each major lending category or advise how it was determined not to include such disclosure.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations, page 35

5. Clarify whether you have experienced any of the referenced types of breaches.

Use of Proceeds, page 51

6. We note the disclosure that proceeds may be used "to fund potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy."   If your future acquisition strategy will differ from the past strategy, please give a brief description of your post-offering acquisition strategy here and elsewhere in your filing, including the types of opportunities you intend to explore, or clarify that management has not yet determined a particular strategy.

7. You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please revise to disclose the maturity of the debt that you intend to repay. Refer to Instruction 4 of Item 504 of Regulation S-K for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans receivable, net, page 59

8. We note from your disclosure on page 57 that $399.9 million, or 44.7% of your total loans, consisted of acquired loans. Given the significant impact that acquisitions have had on your credit metrics and trends, please revise your filing to present all loan information and credit quality metrics by originated loans, acquired loans accounted for under ASC 310-20 and acquired credit impaired loans accounted for under ASC 310-30. Further, please revise your discussion of your loan portfolio and related credit metrics provided throughout MD&A to include an enhanced discussion and analysis for these groups of loans in order to better explain the relationship of your credit quality indicators and trends.

Management, page 111

9. Please describe the business experience during the past five years for your officers and directors to clearly cover the past five years. For example, clarify Mr. Davis's employment from 2013 to 2014, Mr. Funkhouser's employment from 2014 to June 2015 and Mr. Yun's employment prior to March 2016. Refer to Item 401(e)(1) of Regulation S-K.

        You may contact Benjamin Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

                                Sincerely,

                                /s/ Michael Clampitt

                                Michael Clampitt
                                Staff Attorney
                                Office of Financial Services

cc: Dave M. Muchnikoff, Esq.